

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Weidong Luo
Chief Executive Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 8, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

> **Re: Aurora Mobile Limited**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed May 19, 2022**
> **File No. 333-260944**

Dear Mr. Luo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. We note your response to prior comment 1. We also note that your cover page disclosure and disclosure on page 10 has not changed and still states that ""Aurora" refers to Aurora Mobile Limited, and "we," "us," "our company," or "our" refers to Aurora Mobile Limited and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the VIE and its subsidiaries in China." Please revise accordingly.

2.   We note your response to prior comment 2 and previous related response. Please disclose whether you have written cash management policies and procedures that dictate how funds are transferred.

About This Prospectus, page 1

3.   We note that your definition of "China" and "PRC" excludes Hong Kong and Macau. Please revise your disclosure throughout the prospectus to include references to Hong Kong and Macau as China and/or the PRC.

        Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du